UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                 ----------------------------------------------
In the matter of

CSW Energy, Inc.                                              REPORT FOR PERIOD
1 Riverside Plaza                                               July 1, 2002 to
Columbus, Ohio                                               September 30, 2002

File No.  070-08205                                         PURSUANT TO RULE 24


         This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Energy, Inc. ("CSW Energy"), a wholly owned subsidiary of Central and South West Corporation ("CSW"). Under HCAR 35-26416, CSW and CSW Energy are authorized to issue letters of credit, bid bonds or guarantees in connection with the development of qualifying cogeneration facilities, qualifying small power production facilities and independent power facilities, including exempt wholesale generators. Attached is the information required pursuant to HCAR 35-26416.

(1) A schedule of all guarantees, letters of credit, bid bonds, and other support arrangements issued by or for the account of CSW or CSW Energy in connection with certain independent power projects as defined in Order 70-8205, and any fees and interest payable related to such guarantees, letters of credit, bid bonds and other support arrangements. See Exhibit A.

                                S I G N A T U R E


         As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy, Inc. has duly caused this report to be signed on its behalf on this 11th day of November, 2002.

                                             CSW Energy, Inc.


                                                   /s/  Armando Pena
                                             -----------------------------

                                                      Armando Pena

                                                      Treasurer





Exhibit A

                                                                CSW Energy, Inc.

                                                        LETTERS OF CREDIT AND GUARANTEES
                                                           Pursuant to Order 70-8205
                                                             at September 30, 2002


                                        FEES   FEES       REFERENCE
      PROJECT         *       AMOUNT     PD   PAYABLE      NUMBER      MATURITY     BENEFICIARY   OBLIGOR    PURPOSE     AUTHORITY
                    ------

  Trent Wind Farm    LC     $2,575,000   N/A    0.28%    SBLC0023/00   11/1/2002    TXU Electric    CSW     Construction  70-8205
                                                                                      Company                Performance



*  G   - Guarantee
    LC - Letter of Credit
